Exhibit 99.1

ITURAN’S JV IN INDIA COMPLETES SUCCESSFUL VALIDATION WITH
DAIMLER INDIA COMMERCIAL VEHICLES FOR ITS CONNECTED
TELEMATIC DEVICES

AZOUR, Israel – December 4, 2024 – Ituran Location and Control Ltd. (Nasdaq: ITRN) announced that its joint venture in India, Lumax Ituran Telematics Pvt Ltd., successfully concluded a validation and trial period for its connected telematic devices with Daimler India Commercial Vehicles (DICV) for its vehicles sold to the Indian market.

DICV fully tested Ituran’s devices across approximately 15,000 plus vehicles operating in India and Lumax-Ituran expect to continue to sell tens of thousands of connected devices to DICV annually. These connected devices will provide the essential hardware to enable advanced telematics solutions, forming the foundation for future expansion into connected vehicle services.

The expansion of operations with DICV, a part of the key leading global OEM, marks a key milestone for Ituran’s strategic expansion into India's automotive telematics sector.

Eyal Sheratzky, CEO of Ituran, commented, “Daimler India Commercial Vehicles is a key strategic customer for our growing India operations. The successful validation of our products with DICV, reflects an important growth milestone for our JV with Lumax in that market. It expands our reach and reinforces Ituran’s key position in the global connected vehicle market. With India’s automotive market evolving rapidly, we look forward to playing a pivotal role in bringing innovative telematics solutions throughout the region.”

About Lumax Ituran

Lumax Ituran Telematics Pvt Ltd., a 50%-owned joint venture between Ituran and Lumax Auto Technologies Ltd., part of the Lumax DK Jain Group in India, was launched in 2017 to bring Ituran’s industry-leading telematics products and services to the Indian automotive market.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance, financing industries and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.3 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO and VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040